                               AXIM International, Inc.
18 E 50th St 5th Floor
New York, NY 10022

May 28, 2014

Ms. Jenn Do
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:           AXIM International, Inc. (the “Company”)
Form 8-K Item 4.01
Filed May10, 2014
File No.  000-54296

Dear Ms. Do:

Please allow this to respond to your letter dated May 28, 2014, regarding the above referenced Company.  This letter keys to your comments and our responses.  We have included the Company acknowledgement at the end of this letter.

1.  We have revised our filing to disclose that the PCAOB has revoked the registration of Jeffrey & Company.

2.  We have revised our filing to provide the disclosures required by Item 304(a)(1)(ii) and to state that the audit reports contained a going concern explanatory paragraph.

3.   We have filed an updated Exhibit 16 letter.

ACKNOWLEDGEMENT

AXIM International, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AXIM International, Inc.

/s/	Dr. George E. Anastassov
By:	Dr. George E. Anastassov
Its:	Chief Executive Officer